                                                             OMB APPROVAL
                                                      --------------------------
                                                      OMB Number:      3235-0145
                                                      Expires: December 31, 2005
                                                      Estimated average burden
                                                      hours per response......11

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                             RAVEN INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $1.00 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  754212-10-8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               DECEMBER 31, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




SEC 1745 (12-02)

CUSIP NO. 754212-10-8                                                Page 2 of 5
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        DAVID A. CHRISTENSEN
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [X]
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        United States of America
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

                                   270,270**
                                   ** Number of shares herein reflects a two for
      Shares one stock split in the form of a stock dividend payable on 1/15/03 to shareholders of record on 12/24/02.
   Beneficially            -----------------------------------------------------
                           6.      Shared Voting Power

                                   0
     Owned by              -----------------------------------------------------
                           7.      Sole Dispositive Power

       Each                        270,270**
                                   ** Number of shares herein reflects a two for
                                      one stock split in the form of a stock
     Reporting                        dividend payable on 1/15/03 to
                                      shareholders of record on 12/24/02.
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   0
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        595,750**
        ** Number of shares herein reflects a two for one stock split in the form of a stock dividend payable on 1/15/03 to shareholders of record on 12/24/02.
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        6.5%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

Item 1(a)         Name of Issuer: Raven Industries, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:
                           P.O. Box 5107, Sioux Falls, SD 57117-5107

Item 2(a)         Name of Person Filing: David A. Christensen

Item 2(b)         Address of Principal Business Office or, if None, Residence:
                           P.O. Box 5107, Sioux Falls, SD 57117-5107

Item 2(c)         Citizenship:  United States of America

Item 2(d)         Title of Class of Securities: Common Stock, $1.00 Par value

Item 2(e)         CUSIP Number: 754212-10-8


Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         (a)     [  ] Broker or dealer registered under Section 15 of the
                      Exchange Act.

         (b)     [  ] Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c)     [  ] Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act.

         (d)     [  ] Investment company registered under Section 8 of the
                      Investment Company Act.

         (e)     [  ] An investment adviser in accordance with Rule 13d-1(b)(1)
                      (ii)(E);

         (f)     [  ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g)     [  ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h)     [  ] A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

         (i)     [  ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j)     [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

       If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.  Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:   595,750 shares (includes vested
                                               options to purchase 30,000 shares
                                               and 325,480 shares held by wife)

         (b)      Percent of class:            6.5%

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote: 270,270

                  (ii)     Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of: 270,270

                  (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent of Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10.  Certifications.

         (a)      Not applicable.

         (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     January 20, 2003


                                                 /s/ David A. Christensen
                                           -------------------------------------
                                                   David A. Christensen